TO OUR STOCKHOLDERS, CUSTOMERS AND EMPLOYEES

     We are pleased to report that Mueller's earnings rose 30 percent for the second quarter of 1996 compared with the same quarter of 1995. Gross profit, net earnings, pounds of product produced and shipped, and earnings per share all reached record levels. This is our eighth record quarter in a row and the 18th consecutive quarter of strong earnings performance.

     Earnings for the second quarter of 1996 were $13.9 million, or 71 cents per share compared to earnings of $10.7 million or 56 cents per share for the same quarter of 1995.

     Net sales for the second quarter of 1996 totaled $189.6 million, an increase of 4.5 percent over net sales of $181.4 million for the second quarter of 1995. Also, we shipped 114.3 million pounds of product in the second quarter, or 7.5 percent more than in the same period the year before.

     Our manufacturing operations showed excellent improvement during the second quarter. We were particularly pleased with the results of our plastic products business. We continue to refine the implementation of our major capital improvement programs which should result in increased productivity, efficiency, and yield.

     The price of copper, our principal raw material, gyrated widely during the quarter, reaching a high of $1.30 per pound in May and a low of 91 cents per pound at the end of the quarter. The LIFO method of inventory valuation insulated our earnings from an inventory write-down related to this decline. Our practice is to limit our exposure to the fluctuations in the price of copper by largely tying our copper purchases to pounds of product sold. In essence, we endeavor to lock in a spread between the selling prices of our products less the cost of metal.

     Mueller's business is currently strong, and we believe it will remain so provided interest rates do not spike upwards. Although long-term mortgage rates have recently moved up, they are still quite attractive by historical standards.

     Our Annual Stockholders' meeting was held in Memphis, Tennessee on May 8, 1996 and our stockholders reelected all Board members, approved an increase in the number of authorized shares of common stock to 50,000,000 from 20,000,000, and approved the reappointment of our independent auditors.

Sincerely,

/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board

/S/WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief
Executive Officer

July 18, 1996

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                               For the Quarter Ended  For the Six-Months Ended
                                  June 29,   July 1,       June 29,   July 1,
                                    1996      1995           1996      1995
Net sales                         $189,557  $181,380       $370,072  $353,150

Cost of goods sold                 149,536   149,587        293,068   290,147
Depreciation and amortization        4,571     3,763          9,021     7,409
Selling, general, and
   administrative expense           14,919    12,409         28,823    25,376
                                   -------   -------        -------   -------
Operating income                    20,531    15,621         39,160    30,218
Interest expense                    (1,473)   (1,134)        (2,713)   (2,511)
Other income, net                    1,060     1,102          2,940     2,575
                                   -------   -------        -------   -------
Income before taxes                 20,118    15,589         39,387    30,282
Income tax expense                  (6,221)   (4,926)       (12,198)   (9,569)
                                   -------   -------        -------   -------
Net income                        $ 13,897  $ 10,663       $ 27,189  $ 20,713
                                   =======   =======        =======   =======

Net income per share:
   Primary:
     Average shares outstanding     19,525    19,099         19,457    19,012
                                   =======   =======        =======   =======
     Net income                   $   0.71  $   0.56       $   1.40  $   1.09
                                   =======   =======        =======   =======
   Fully diluted:
     Average shares outstanding     19,550    19,201         19,550    19,227
                                   =======   =======        =======   =======
     Net income                   $   0.71  $   0.56       $   1.39  $   1.08
                                   =======   =======        =======   =======




















MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except per share data)
                                          June 29, 1996     December 30, 1995
ASSETS
Cash and cash equivalents                $   52,804              $   48,357
Accounts receivable, net                    107,218                  83,712
Inventories                                  68,379                  66,360
Other current assets                         15,956                  12,609
                                            -------                 -------

    Total current assets                    244,357                 211,038

Property, plant and equipment, net          223,699                 221,012
Other assets                                 16,084                  18,785
                                            -------                 -------


                                         $  484,140              $  450,835
                                            =======                 =======



LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt        $   16,177              $   16,249
Accounts payable                             24,479                  16,931
Other current liabilities                    41,460                  34,704
                                            -------                 -------

    Total current liabilities                82,116                  67,884

Long-term debt                               52,900                  59,653
Other noncurrent liabilities                 35,495                  37,423
                                            -------                 -------


    Total liabilities                       170,511                 164,960

Minority interest in subsidiares                325                       -

Stockholders' equity                        313,304                 285,875
                                            -------                 -------


                                         $  484,140              $  450,835
                                            =======                 =======


Book value per share                     $    18.02              $    16.48
                                            =======                 =======





CORPORATE NEWS

Mueller Adds "Line Sets" to Product Line

     The Company entered the line sets business during the second quarter by acquiring the assets of Vanguard Industries, Inc. This product, which is used for controlling the flow of refrigerant gases, is sold to both OEMs and wholesalers. Line sets are a logical extension of our product line as they utilize copper tube and can be distributed by our present sales organization.